Exhibit 77D

At a regular meeting held on January 16, 2002, the Board of Dreyfus California Tax Exempt Bond Fund, Inc. adopted a fundamental policy to invest at least 80% of the Fund's assets in bonds that provide income exempt from federal and the California state personal income taxes.